

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2023

Dana Green
Chief Executive Officer
GlobalTech Corporation
3550 Barron Way, Suite 13a
Reno, Nevada 89511

> **Re: GlobalTech Corporation**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed January 11, 2023**
> **File No. 000-56482**

Dear Dana Green:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Sean Neahusan